(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: 01/31/2005

SEC FILE #

CUSIP #

For Period Ended: September 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Modtech Holdings, Inc.
Full Name of Registrant

Modtech, Inc.
Former Name if Applicable

2830 Barrett Avenue,
Address of Principal Executive Office (Street and Number)

Perris, CA 92571
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its financial statements without unreasonable effort or expense.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dennis Shogren	951	943-4014
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A 5.4% gross loss as a percentage of sales was incurred for the three months ended September 30, 2004 compared to a 11.8% gross profit for the corresponding period of the prior year, and gross profit as a percentage of sales for the nine month period ended September 30, 2004 was reduced to 0.2% from 11.0% for the corresponding period of the prior year. These changes were primarily a result of cost overruns on two projects resulting in the recognition of future losses on those projects. A net loss of 10.1% as a percentage of sales was incurred for the three months ended September 30, 2004 compared to 4.3% net profit for the corresponding period of the prior year, and a net loss of 4.7% as a percentage of sales was incurred for the nine months ended September 30, 2004 compared to a net profit of 3.4% for the corresponding period of the prior year. Selling, general and administrative costs increased for the three and nine months ended September 30, 2004 by $4.5 million and $5.2 million, respectively. Cost increases included $2.1 million in severance pay for former officers and recruiting and relocation costs of new management, $1 million in professional fees associated with various compliance matters, and the costs of supporting increased sales during the three month and nine month periods ended September 30, 2004. Sales for such periods increased 10.3% and 2.4%, respectively, compared to the corresponding periods of the prior year.

Modtech Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 10, 2004	By:	/s/ DENNIS SHOGREN